SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                December 1, 2006

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F X       Form 40-F
                                  ---               ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes       No X
                                    ---      ---

 (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes       No X
                                    ---      ---

 (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
                          Commission filing on EDGAR.)

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes       No X
                                    ---      ---

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CORUS GROUP plc



Date: December 1, 2006                   By: Theresa Robinson
    -----------------------                  ----------------
                                       Name: Mrs Theresa Robinson
                                             Group Secretariat Co-ordinator

1 December 2006

Corus Group plc


                  COMPANIES ACT 1985 ss 198 - 202 (as amended)

Corus Group plc ("the Company") received notification today from Merrill Lynch & Co., Inc. with regard to a change of circumstances affecting their interest in the shares of the Company under the above legislation as of 27 November 2006.

Notification is given by reason of the provisions of section 203 of the above Act, that:

     a) BlackRock Inc. (an asset management company in which Merrill Lynch & Co., Inc owns 49.8% of the common stock) has interests in relevant share capital of the Company as listed below.

     b) Merrill Lynch & Co., Inc has in aggregate the interests in the relevant share capital of the company as listed below.


BlackRock Investment            33 King William Street
Management (UK) Ltd             London EC4R 9AS


Merrill Lynch & Co., Inc.       World Financial Center
                                North Tower
                                250 Vesey Street
                                New York
                                NY 10281 - 1332


Each company named below is interested in the aggregate number of the shares identified above set opposite its name.


-------------------------------------------------- -----------------------------
Company                                            Aggregate number of shares
                                                   interested in
-------------------------------------------------- -----------------------------
Merrill Lynch & Co., Inc                                     55,645,837
-------------------------------------------------- -----------------------------
BlackRock Group                                               2,054,700
-------------------------------------------------- -----------------------------
Aggregated total                                             57,700,537
-------------------------------------------------- -----------------------------

END